FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of February 2011
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ___________

Sercel to Appeal to the US Federal Court
PARIS, France — February 21st 2011 — CGGVeritas (ISIN: 0000120164 — NYSE: CGV) issued this press release today to clarify the current status of the patent lawsuit between its subsidiary Sercel Inc. and ION Geophysical (“ION”) on U.S. Patent No. 5,852,242.
The United States District Court for the Eastern District of Texas entered its final judgment and permanent injunction with regards to the patent lawsuit between Sercel and ION on February 16, 2011. Sercel has and will continue to challenge the verdict and any adverse judgment and injunction as well as any claim for damages by ION. This judgment will be appealed to the United States Federal Circuit Court of Appeals.
The injunction exclusively covers the Sercel digital sensor “DSU” technology and is limited to the territory of United States. It does not restrict Sercel to use, manufacture, sell or deliver the DSU products anywhere else in the world. It also does not relate to the Sercel 408UL and 428XL recording systems. Sercel can continue to promote, sell and deliver these systems in the United States.
Specifically, the injunction states that the offer to sell the DSU when the manufacture, sale and delivery occur outside the United States does not constitute an act of infringement or a violation of the injunction. Furthermore, the promotion or marketing of the DSU technology in the United States does not violate the injunction when the manufacture, sale and delivery occur outside of the United States.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 21st , 2011	By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
EVP General Secretary